Exhibit 99.2

Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Financial Year 2015

The Supervisory Board of Fresenius Medical Care AG & Co. KGaA in the expired financial year dealt with the duties imposed on it by the law, the Articles of Association, the rules of procedure and the German Corporate Governance Code. It supervised the general partner, Fresenius Medical Care Management AG, within its responsibility as the Supervisory Board and regularly advised the management board (hereinafter the “Management Board”) on the management of the Company.

The Management Board regularly informed the Supervisory Board in written and oral reports, within a short time and comprehensively about all significant questions of business policy, the company planning and the strategy, the progress of transactions, on acquisitions, the profitability and liquidity, the situation and the perspectives of the Company and the Group and the risk situation and risk management. This and all further business issues significant for the Company were comprehensively discussed by the Supervisory Board on the basis of reports of the Management Board in the committees and in full session. In accordance with the procedure in previous years, the economic development of acquisitions of the previous years was again reviewed and compared with the planning and prognoses at the time of each acquisition. The Supervisory Board passed various resolutions within its competencies granted by law and the Articles of Association.

Meetings:

In the expired financial year, four meetings of the Supervisory Board took place. In addition, the Supervisory Board deliberated in a number of telephone conferences. In the expired financial year, no Supervisory Board member attended only half of the meetings of the Supervisory Board and the committees he is a member of, or less. Between the meetings, written reports were provided. Outside of meetings, the chairman of the Supervisory Board also maintained regular and close contact with the Management Board.

Focus of the discussions in the Supervisory Board:

In the expired financial year, the Supervisory Board again focused on strategic considerations and measures both in the existing areas of business as well as with a view to an expansion of the traditional business segments. Alongside the continued strong growth in the business with dialysis products und the treatment of dialysis patients, which to date is the core business, Fresenius Medical Care pursues the goal to offer further medical services in excess of the dialysis treatment itself with the growth strategy 2020. Those services, combined under the title “Care Coordination”, shall form an even more significant share of the overall turnover in the future. In this area, which for example comprises vascular, cardiovascular and endovascular surgery, non-dialysis laboratory testing and physician practice services, coordinating hospitalist and intensivist services by specialist physicians, health plan services, coordinated delivery of pharmacy services and urgent care services, the Supervisory Board has deliberated on acquisition projects. Further acquisition projects in the area of dialysis care involved dialysis centers in the EMEA region as well as the acquisition of the capital assets and working assets of, and the establishment of a joint venture with, Quad Cities Kidney Center in Moline, Illinois, and in Davenport, Iowa, (both USA). Moreover, the Supervisory Board dealt with the concentration of the business with nephrological drugs in European core markets, in particular with the phosphate binders Osvaren® and Phosphosorb®, at Vifor Fresenius Medical Care Renal Pharma, our joint enterprise with the Swiss company Galenica.

The financing situation, in particular the issuance of short term bonds, and programs for the improvement of the harmonization grade and transparency of internal procedures at Fresenius Medical Care, was also the subject of the deliberations of the Supervisory Board.

The business development, the competitive situation and the Management Board’s planning in the individual regions were equally at the centre of the discussions as the research and development activities of Fresenius Medical Care. The Supervisory Board once again informed itself about the quality assurance systems and the results of the product quality testing in the various production facilities and together with the Management Board discussed the anticipated quantitative development in the existing facilities and their expansion. The Supervisory Board was furthermore informed comprehensively on the success of the measures to improve the cost situation by way of the Global Efficiency Program introduced in the year 2013.

Moreover, the Supervisory Board regularly discussed with the Management Board the litigation in connection with alleged inadequate warning notices on two acid concentrate products (NaturaLyte® and Granuflo®).

The Supervisory Board was regularly informed on the compliance of the Company, the results of the internal revision (Global Internal Audit) and the progress of the internal investigation concerning asserted violations of provisions of the US Foreign Corrupt Practices Act (FCPA) or other anti-corruption laws.

Audit and Corporate Governance Committee:

The Audit and Corporate Governance Committee, under the chairmanship of Dr. Walter L. Weisman as independent financial expert according to Sec. 100 para. 5 German Stock Corporation Act, convened a total of four times and held a number of telephone conferences in the expired financial year. It dealt with the annual and consolidated financial statements, the proposal for the allocation of profit and the Form 20-F report for the U.S. Securities and Exchange Commission (SEC). The Audit and Corporate Governance Committee also discussed each quarterly report with the Management Board. It also satisfied itself as to the independence of the auditor of the annual and consolidated financial statements, instructed him to undertake the audit, concluded the fee agreement with him and discussed and determined with him the focuses of the audit. The Audit and Corporate Governance Committee also discussed the compliance of the Company, in particular in with the context of the FCPA. It attended the respective currently ongoing investigation and on this background the related review of the internal control processes.

Representatives of the auditor participated in all meetings of the Audit and Corporate Governance Committee and in a number of telephone conferences and reported in the course thereof on their auditing and the audit review of the quarterly financial statements and, in the absence of members of the Management Board, on the cooperation with them. The representatives of the auditor also reported on the significant results of their audit and were also available for additional information.

The accountancy process and the effectiveness of the internal control system, of the risk management system and of the internal audit system as well as the audit were discussed several times in the Audit and Corporate Governance Committee. KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, reviewed, in the course of the audit, the internal control and risk management system in relation to the accountancy process and the early risk recognition system and raised no objections thereto. On February 23, 2016, it furthermore granted an unqualified audit certificate in connection with the implementation of the relevant provisions of the Sarbanes-Oxley Act concerning the internal control system. The Management Board provided periodic reports on larger individual risks to the committee. The Management Board also informed the committee regularly, i.e. at all ordinary meetings of the Audit and Corporate Government Committee and in telephone conferences, on the compliance situation of the Company. In addition, the head of internal audit reported periodically to the committee and informed it regarding the audit plans and results.

The legal and business relations of the Fresenius Medical Care group companies to Fresenius SE & Co. KGaA and/or its affiliates were also subject matter of the reviews of the Audit and Corporate Governance Committee. It could be confirmed in each case that the relationships corresponded to such between external third parties (“at arms’ length”).

The results of the discussions and resolutions of the Audit and Corporate Governance Committee were in each case reported by its chairman to the Supervisory Board.

Joint Committee:

The Joint Committee, the approval of which the Management Board needs for certain matters according to the Articles of Association of the Company, did not meet in the expired financial year since no occasion was given.

Nomination Committee:

In the expired fiscal year, the Nomination Committee convened two times and held telephone conferences and made preparations for the election of Supervisory Board members by the ordinary shareholders meeting 2016. Subject of the consultations were inter alia matters of the “Act on Equal Participation of Women and Men in Executive Positions in Private Companies and Public Service” („Gesetz für die gleichberechtigte Teilhabe von Frauen und Männern in Führungspositionen in der Privatwirtschaft und im öffentlichen

Dienst”) as well as the definition of targets for the share of female supervisory board members and an adequate implementation period. Furthermore, the Nomination Committee did prepare resolution proposals for the Supervisory Board with respect to the upcoming supervisory board elections of the annual general meeting 2016 and conducted preliminary interviews with potential female and male candidates. In the selection process, the Nomination Committee was supported by an external service provider.

Corporate Governance:

The Supervisory Board again reviewed the efficiency of its work and also dealt with the exchange of information between the Management Board and the Supervisory Board (including regular information from the Management Board on new developments in the areas of corporate governance and compliance) and between the Supervisory Board and its committees. No objections arose in the course thereof.

The Supervisory Board members Rolf A. Classon, William P. Johnston, Dr. Gerd Krick, Dr. Dieter Schenk and Dr. Walter L. Weisman are also members of the supervisory board of the general partner, Fresenius Medical Care Management AG. Moreover, Dr. Gerd Krick is chairman and Dr. Dieter Schenk deputy chairman of the supervisory board of Fresenius Management SE which acts as general partner of Fresenius SE & Co. KGaA. Fresenius SE & Co. KGaA held approx. 30% of the shares in the company and all shares in Fresenius Medical Care Management AG at the end of the expired fiscal year. Dr. Gerd Krick is also chairman of the supervisory board of Fresenius SE & Co. KGaA.

Consultancy or other service relationships between Supervisory Board members and the Company existed in the expired fiscal year only with a view to Dr. Dieter Schenk who, at the same time, is a partner in the law firm Noerr LLP. The companies of the international law firm Noerr LLP provided legal advice to Fresenius Medical Care AG & Co. KGaA and its affiliates in the expired fiscal year. Fresenius Medical Care paid approx. 1.1 million € (plus VAT) to the law firm Noerr (previous year: approx. 1.1 million €). This is less than 1 % of the legal and consultancy costs paid by Fresenius Medical Care worldwide. The amount paid in the expired fiscal year does not include payments which have been executed in the expired fiscal year, but had been instructed for payment in 2014 and had therefore already been reported for that year. The Supervisory Board with Dr. Dieter Schenk abstaining from voting (and the supervisory board of Fresenius Medical Care Management AG) approved the engagements and the payments after presentation of detailed information thereon and after the recommendation of the Audit and Corporate Governance Committee by resolution accordingly. Payments were in each case only effected after the approval of the Supervisory Board.

The Supervisory Board dealt with the applicable provisions of the German Corporate Governance Code and their implementation in the group of companies. The Supervisory Board found in particular that it and its committees have, in its opinion, an adequate number of independent members. Based on its deliberations, the Supervisory Board has passed a resolution on the declaration of compliance of the Company on the German Corporate Governance Code under Sec. 161 German Stock Corporation Act, and, jointly with the Management Board, has published this declaration in the version of December 2015 as made permanently available on Fresenius Medical Care AG & Co. KGaA’s website.

The Corporate Governance Report of the general partner and of the Supervisory Board together with the declaration on the management according to Sec. 289a Commercial Code are on pages 108 et seqq. of the annual report. The declaration on the management for the expired financial year was discussed by the Supervisory Board and approved at its meeting of March 9, 2016.

Annual and consolidated financial statements:

The annual financial statements of Fresenius Medical Care AG & Co. KGaA and the annual management report were prepared in accordance with the regulations of the German Commercial Code, the consolidated financial statements and consolidated management report under Sec. 315a German Commercial Code in accordance with International Financial Reporting Standards (IFRS) as applicable in the European Union. The accountancy, the annual financial statements and the annual management report of Fresenius Medical Care AG & Co. KGaA and the consolidated financial statements and consolidated annual management report of Fresenius Medical Care AG & Co. KGaA, in each case for the financial year 2015, were audited by KPMG AG

Wirtschaftsprüfungsgesellschaft, Berlin which was elected as auditor by resolution of the annual general meeting of 19 May 2015 and instructed by the Supervisory Board. The aforementioned documents each carry an unqualified certificate. The audit reports of the auditor were laid before the Audit and Corporate Governance Committee and before the Supervisory Board. The Audit and Corporate Governance Committee, taking account of the audit reports of the auditor of the annual and consolidated financial statements and the discussions with him, reviewed the annual and consolidated financial statements and annual management reports and reported to the Supervisory Board thereon.

The Supervisory Board also reviewed the annual financial statements, the annual management report and the proposal for the application of profit and the consolidated financial statements and consolidated annual management report in each case for the financial year 2015. The documents were provided to it in good time. The Supervisory Board declared its agreement to the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor of the annual and consolidated financial statements who signed the audit reports also participated in the discussions of the Supervisory Board of the annual and consolidated financial statements, reported on the significant results of the audit and were available for additional information. No objections are to be raised by the Supervisory Board to the annual financial statements and the annual management report of the Company or to the consolidated financial statements and the consolidated annual management report even after the final results of its own review.

At its meeting on February 23, 2016, the Supervisory Board discussed the draft of the report according to Form 20-F for filing with the SEC, which contains, inter alia, the consolidated financial statements and the consolidated annual management report in accordance with the “U. S. Generally Accepted Accounting Principles” (US GAAP), with the US dollar as the reporting currency. The annual financial statements and annual management report of Fresenius Medical Care AG & Co. KGaA as well as the consolidated financial statements and consolidated annual management report for 2015, each of them presented by the general partner, Fresenius Medical Care Management AG, were approved by the Supervisory Board at its meeting on March 8, 2016. The Supervisory Board also approved the general partner’s proposal for the application of profit which provides for a dividend of € 0.80 for each share.

Dependency report:

The general partner Fresenius Medical Care Management AG prepared a report on its relationships to Fresenius SE & Co. KGaA and the latter’s affiliates in accordance with Sec. 312 German Stock Corporation Act for the financial year 2015. The report contains the following final declaration:

“In conjunction with the legal transactions and measures set out in the report on relationships with affiliates, and on the basis of the circumstances of which we were aware at the time when the legal transactions were carried out or when the measures were taken or not taken, our Company has received adequate consideration for every legal transaction, and has not suffered any disadvantage as a result of the fact that measures have been or have not been carried out.”

Both, the Audit and Corporate Governance Committee and the Supervisory Board received the dependency report in good time and reviewed it. The auditor participated in the relevant discussions, reported on the main results of his audit, was available for additional information and added the following certificate to that report on February 24, 2016:

“Based on our audit and the conclusions reached, we confirm that 1. the disclosures made in the report are factually correct, 2. the consideration received or paid by the Company for each legal transaction disclosed in the report was not unreasonably high, 3. there are no other circumstances relating to the transactions and measures disclosed in the report which would lead to a conclusion different to the one reached by the personally liable shareholder (General Partner).”

The Audit and Corporate Governance Committee and the Supervisory Board share the view of the auditor. After to the final result of the review by the Supervisory Board, no objections to the declaration of the general partner at the foot of the report on the relationships to affiliates are to be raised.

Personnel matters:

After many years as member of the Management Board and as General Manager for the region Asia-Pacific Mr. Roberto Fusté has decided to resign from both offices with effect as of March 31, 2016. It has been agreed that

Mr. Roberto Fusté will continue to support Fresenius Medical Care Group with his long-term experience as Executive Advisor for Regional Strategies with effect as of April 1, 2016 and until December 31, 2018. In this function Mr. Roberto Fusté will directly report to the Chairman of the Management Board of Fresenius Medical Care Management AG. Effective April 1, 2016 Mr. Andreas Hendrik (Harry) de Wit who has been working for over 25 year in various areas in the medical device industry with a considerable degree of expertise also in the region Asia-Pacific, will succeed Mr. Fusté as member of the Management Board and General Manager for the region Asia-Pacific. Mr. Harry de Wit will also be located in Hong Kong.

Messrs. Prof. Dr. Bernd Fahrholz and Dr. Walter L. Weisman will not present themselves on the annual general meeting 2016 for election to the Supervisory Board again. Their terms of office expire as of the conclusion of the annual general meeting on 12 May 2016. The Supervisory Board thanks the retiring Supervisory Board members for their professional dedication and for their valuable contributions as well as for the long-time and trustful cooperation. As their successors, the Supervisory Board will recommend to the annual general meeting to elect Ms. Deborah Doyle McWhinney and Ms. Pascale Witz to the Supervisory Board of the Company.

The Supervisory Board thanks the members of the Management Board as well as all employees of the group for their commitment and for the successful work performed in the expired fiscal year.

Bad Homburg v.d.H., March 9, 2016

The Supervisory Board

Dr. Gerd Krick

Chairman